UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BEASLEY BROADCAST GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

George G. Beasley

3033 Riviera Drive, Suite 200

Naples, FL 34103

(239) 263-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of this Schedule 13D/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,812,170 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 14,812,170 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,812,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* See Item 5 of this Schedule 13D	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.6% – See Item 5 of this Schedule 13D
14	TYPE OF REPORTING PERSON IN

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D filed by George G. Beasley and the other Reporting Persons (as defined therein) on January 7, 2004 (the “Original 13D”) is hereby amended to include the following description:

On September 2, 2004 George G. Beasley became the trustee of the REB Family Limited Partnership Florida Intangible Tax Trust (the “REB Trust”) and thereby acquired beneficial ownership of the 341,736 shares of the Class B Common Stock held by the REB Trust. Mr. Beasley was named trustee of the REB Trust in connection with certain estate planning transactions undertaken by a member of Mr. Beasley’s family.

Item 5. Interest in Securities of the Issuer.

The first two paragraphs of Item 5(a) of the Original 13D are hereby restated as follows:

(a) Mr. Beasley beneficially owns 14,812,170 shares, or 66.6% of the Issuer’s Class A Common Stock. This amount includes (i) 36,887 shares of Class A Common Stock issuable upon conversion of 36,887 shares of Class B Common Stock held by the Revocable Trust and beneficially owned by Mr. Beasley (ii) 11,435,300 shares of Class A Common Stock issuable upon conversion of 11,435,300 shares of Class B Common Stock held by the FIT Trust and beneficially owned by Mr. Beasley, (iii) 2,510,747 shares of Class A Common Stock issuable upon conversion of 2,510,747 shares of Class B Common Stock held by the GRAT and beneficially owned by Mr. Beasley, (iv) 487,500 shares of Class A Common Stock issuable upon exercise of options to purchase 487,500 shares of Class A Common Stock (the “Options”) beneficially owned by Mr. Beasley and (v) 341,736 shares of Class A Common Stock issuable upon conversion of the 341,736 shares of Class B Common Stock held by the REB Trust and beneficially owned by Mr. Beasley. The amount does not include 39,835 shares of Class A Common Stock issuable upon conversion of 39,835 shares of Class B Common Stock held by Mr. Beasley’s spouse for which Mr. Beasley disclaims beneficial ownership.

The percentage of the Issuer’s Class A Common Stock beneficially owned by Mr. Beasley is based on 22,251,534 shares of Class A Common Stock outstanding, consisting of (x) 7,439,364 shares of Class A Common Stock outstanding as of the date hereof, (y) the 14,324,670 shares of Class A Common Stock issuable upon conversion of the aggregate of 14,324,670 shares of Class B Common Stock held by the Revocable Trust, the FIT Trust, the GRAT, the REB Trust and beneficially owned by Mr. Beasley and (z) the 487,500 shares of Class A Common Stock beneficially owned by Mr. Beasley as the result of the Options.

Item 5(b) of the Original 13D is hereby restated as follows:

(b) George G. Beasley in his individual capacity has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 487,500 shares of Class A Common Stock issuable upon the exercise of the Option. George G. Beasley in his capacity as the Trustee of the Revocable Trust has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 36,887 shares of Class B Common Stock held by the Revocable Trust, George G. Beasley in his capacity as the Trustee of the FIT Trust has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 11,435,300 shares of Class B Common Stock held by the FIT Trust, George G. Beasley in his capacity as the Trustee of the GRAT has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 2,510,747 shares of Class B Common Stock held by the GRAT, and George G. Beasley in his capacity as the Trustee of the REB Trust has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 341,736 shares of Class B Common Stock held by the REB Trust.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended to include the following:

Exhibit 4. REB Family Limited Partnership Florida Intangible Tax Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2004		/s/ Caroline Beasley, Attorney-in-Fact
George G. Beasley

GGB FAMILY ENTERPRISES, INC.

/s/ Caroline Beasley, Attorney-in-Fact
	By:	George G. Beasley
	Title:	President

GGB FAMILY LIMITED PARTNERSHIP
	By:	GGB Family Enterprises, its General Partner

/s/ Caroline Beasley, Attorney-in-Fact
	By:	George G. Beasley
	Title:	President

GGB FAMILY LIMITED PARTNERSHIP FLORIDA INTANGIBLE TAX TRUST

/s/ Caroline Beasley, Attorney-in-Fact
	By:	George G. Beasley
	Title:	Trustee

GEORGE G. BEASLEY GRANTOR RETAINED ANNUITY TRUST

/s/ Caroline Beasley, Attorney-in-Fact
	By:	George G. Beasley
	Title:	Trustee

REB FAMILY LIMITED PARTNERSHIP

FLORIDA INTANGIBLE TAX TRUST

DATED 8/20/04

REB FAMILY LIMITED PARTNERSHIP, as Grantor,

GEORGE G. BEASLEY, as Trustee.

1185 Immokalee Road, Suite 110

Naples, Florida 34110

239.254.0706 (phone)

239.254.0709 (fax)

www.coxnici.com

ii

REB FAMILY LIMITED PARTNERSHIP

FLORIDA INTANGIBLE TAX TRUST

THIS AGREEMENT, dated August 20, 2004, between REB FAMILY LIMITED PARTNERSHIP, a Florida Limited Partnership, as “Grantor,” and GEORGE G. BEASLEY, of Naples, Florida (hereinafter called “the Trustees”),

WHEREAS, the Grantor has determined that it would be in the best interests of the Grantor to create and fund this trust in order to reduce the tax burden upon the assets of the Grantor; and

WHEREAS, the Grantor retains no right to veto or rescind the actions of the Trustees with respect to the assets of the trust estate; and

WHEREAS, the General Partner of the Grantor has approved the transfer and has caused the Grantor to create this trust; and

WHEREAS, the Grantor intends the trust to be established under this Agreement to be a grantor trust, of which the Grantor shall be grantor, within the meaning of subpart E, part I, subchapter J, chapter 1, subtitle A of the Internal Revenue Code of 1986, as amended, and this agreement shall be construed accordingly.

W I T N E S S E T H:

In order to fund the trust, I deliver and assign to the Trustees the property specified in Schedule A to this Agreement. The Trustees acknowledge receipt of the property and agree to hold it in trust, together with any property added to any trust, as follows:

Article I. Disposition of Trust Estate During Trust Term.

During the trust term the Trustees may pay or apply all or any part of the net income or principal of this trust to, or for the benefit of, the Grantor that the Trustees consider advisable. Any undistributed income shall be added to trust principal.

Article II. Partial Termination.

Upon April 30th of each calendar year, the Trustees shall distribute the then remaining trust estate to the Grantor. No general partner, employee or agent of the Grantor shall be entitled to demand the return of the trust assets to the Grantor prior to that time. Notwithstanding the foregoing provisions of this section to the contrary, the Trustees shall always retain the property initially specified in Schedule A to this Agreement.

Article III. Appointment of Fiduciaries.

If GEORGE G. BEASLEY ceases to act as Trustee, B. CAROLINE BEASLEY is appointed as successor Trustee, to act together with any other then acting Trustee.

The Trustees may appoint one or more additional Trustees at any time. Any individual Trustee may at any time appoint his or her successor as Trustee, unless the foregoing provisions of this Agreement effectively provide for his or her successor.

If a Trustee fails or ceases to act and the foregoing provisions of this Agreement do not effectively provide for a successor, the Grantor may appoint one or more successor Trustees.

Any fiduciary is authorized to resign at any time without court approval. The resignation, appointment or revocation of appointment of a Trustee may be made by the person authorized to take such action by delivery of an acknowledged instrument to the Trustees then acting and any Trustee to be appointed, or, if none, to a court having jurisdiction over the trust. Any appointment of a Trustee may be conditioned to commence or cease upon a future event and may be revoked or modified at any time before such future event has occurred. Unless otherwise expressly provided, any power to appoint a Trustee shall permit appointment of an individual, bank or trust company as such fiduciary, and shall be exercised by the parent (or, if none, the legal representative) of any minor and the legal representative of any incapacitated person holding such power. A determination that any individual fiduciary acting hereunder is incapacitated shall be deemed a resignation by that individual fiduciary as of the date of the determination.

Article IV. Administrative Provisions.

A. Irrevocable Trust. This Agreement and any trust created hereunder shall be irrevocable and, except as otherwise specifically provided in this Agreement, shall not be subject to alteration or amendment in any respect.

B. Additions to Trust. Any person may add property to any trust under this Agreement by lifetime gift or by transfer taking effect at death, provided such property is acceptable to the Trustees.

C. No Florida Real Estate. No Trustee shall invest the assets of this trust in real property having a situs in the State of Florida.

D. Definition of Incapacitated. An individual shall be considered to be incapacitated if the individual is under a legal disability or by reason of illness or mental or physical disability is unable to give prompt and intelligent consideration to financial matters. The determination as to whether an individual is incapacitated shall be made by the Trustees other than the individual, or, if none, by the institution or individual designated to succeed the individual as Trustee, who may rely conclusively upon (1) the written opinion of the individual’s primary physician, (2) the written opinion of any two physicians, or (3) the written order of a court appointing a Conservator or Guardian of the individual’s person or property.

E. Investment Counsel. The fiduciaries may employ investment counsel; consult with such counsel on any matters relating to the retention, sale, purchase, investment, or reinvestment of securities or other property; delegate to such investment counsel the fiduciaries’ investment authority; and pay such investment counsel reasonable compensation for its services in addition to the regular compensation of the fiduciaries. The fiduciaries may act upon or refrain from acting upon the advice of such investment counsel in whole or in part, and to the extent the fiduciaries follow the advice of such counsel or rely upon such investment counsel’s exercise of delegated investment authority, the fiduciaries shall not be liable for any action taken or omitted, except in the case of willful misconduct.

F. Delegation. Except as otherwise provided herein, any fiduciary may delegate to the other fiduciaries the right to exercise any power (discretionary, administrative or otherwise) and may revoke the delegation at any time by delivery of an acknowledged instrument to such other fiduciaries.

G. Trustee Relieved From Liability. No individual Trustee shall be liable for any mistake or error of judgment, or for any action taken or omitted, either by the Trustees or by any agent or attorney employed by the Trustees, or for any loss or depreciation in the value of the trust, except in the case of willful misconduct.

H. Successor Trustee. No Trustee has a duty to examine the transactions of any prior Trustee. Each Trustee is responsible only for those assets which are actually delivered to it.

I. Governing Law. The validity, construction and administration of this document and any trust hereunder shall be governed by the laws of Florida.

J. Definition of Trustee. Except as otherwise provided herein, any Trustee who acts under this Agreement may exercise all of the rights, powers and discretions and shall be entitled to all of the privileges and immunities granted to the named Trustee. In this Agreement, Trustees are sometimes referred to as “the fiduciaries.” Any references in this Agreement to the Trustees or the fiduciaries shall include (unless otherwise expressly provided) all Trustees. No surety bond shall be required of any Trustee.

K. Management Powers of Trustee. In addition to any powers conferred upon them by law and without the order or approval of any court, except as otherwise provided herein, the Trustees are authorized and empowered:

(1) To retain, acquire, or sell any variety of real or personal property (including any discretionary common trust fund of any corporate fiduciary acting under this document, mutual funds, covered and uncovered stock options, insurance policies on the life and investments in foreign securities), without regard to diversification and without being limited to the investments authorized for trust funds; (2) to exercise stock options; (3) to enter into agreements for the sale, merger, reorganization, dissolution or consolidation of any corporation or properties; (4) to manage, improve, repair, sell, mortgage, lease (including the power to lease for oil and gas), pledge, convey, option or exchange any property and take back purchase money mortgages thereon, without court order; (5) to make distributions in cash or in kind, or partly in each, and, in the discretion of such fiduciaries, to allocate particular assets or portions thereof to any one or more beneficiaries, without any duty to distribute any asset pro rata among beneficiaries, and to do so without regard to the income tax basis of specific property allocated to any beneficiary, provided that such property shall be valued for purposes of distribution at its value on the date of distribution; (6) to maintain custody or brokerage accounts (including margin accounts) and to register securities in the name of a nominee; (7) to compromise and settle claims (including those relating to taxes); (8) to borrow funds from any person or corporation (including a Trustee) and pledge or mortgage trust assets to secure such loans; (9) to extend, renew or renegotiate loans or guarantees; (10) to lend money to or for the benefit of any person beneficially interested hereunder (including a guardian); (11) to employ attorneys, accountants, investment counsel, custodians, brokers and other agents to assist in the administration of estate or trust property and to delegate discretionary powers (including the granting of a power of attorney and the power to be a signer on any estate or trust financial accounts) to such persons; (12) to vote and give proxies to vote shares of stock; (13) to make joint investments in property, real or personal; to enter into and act as a general or limited partner in general or limited partnerships; to establish corporations (including limited liability companies) of any kind; and to transfer assets to any such joint ventures, partnerships or corporations; (14) to divide any trust into separate trusts based on the fair market value of the trust assets at the time of the division; and (15) if there is more than one trust established under this document, to administer such trusts as a single fund.

L. Execution and Identification of Agreement. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed an original and may be referred to as the “REB Family Limited Partnership Florida Intangible Tax Trust dated 8/20/04.”

IN WITNESS WHEREOF, REB FAMILY LIMITED PARTNERSHIP, the Grantor, has caused these presents to be executed by its General Partner, as of this 20th day of August, 2004.

REB FAMILY LIMITED PARTNERSHIP, Grantor

By:	REB FAMILY ENTERPRISES, INC.,
General Partner

By:	/s/ Robert E. Beasley
ROBERT E. BEASLEY, President

SIGNED, SEALED, PUBLISHED AND DECLARED by REB FAMILY LIMITED PARTNERSHIP, the Grantor, as and for the REB Family Limited Partnership Florida Intangible Tax Trust, in the presence of each of us, who at its request, in its presence and in the presence of each other, have hereunto subscribed our names as witnesses as of the day and year first above written.

/s/ Kim Hood
Witness

/s/ Amy E. Balding
Witness

STATE OF FLORIDA	)
	)	ss:
COUNTY OF COLLIER	)

The foregoing instrument was acknowledged before me on August 20, 2004, by ROBERT E. BEASLEY, President of REB FAMILY ENTERPRISES, INC., a Florida corporation, which is the General Partner of REB FAMILY LIMITED PARTNERSHIP, a Florida Limited Partnership, on behalf of the corporation which is the General Partner of the partnership, who is personally known to me or who has produced a driver’s license as identification.

/s/ James R. Nici
Notary Public

IN WITNESS WHEREOF, GEORGE G. BEASLEY, the Trustee, has hereunto set his hand and seal as of the 20th day of August, 2004.

/s/ George G. Beasley
GEORGE G. BEASLEY
Trustee

/s/ Kim Hood
Witness

/s/ Amy E. Balding
Witness

STATE OF FLORIDA	)
	)	ss:
COUNTY OF COLLIER	)

The foregoing instrument was acknowledged before me on August 20, 2004, by GEORGE G. BEASLEY, who is personally known to me or who has produced a driver’s license as identification.

/s/ James R. Nici
Notary Public

SCHEDULE A

FIVE DOLLARS	$5.00